UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 RADVISION LTD.
                                 --------------
                                 Name of Issuer)

                   Ordinary shares, par value NIS .1 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    M81869105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                     [X] Rule 13d-1(b)
                                     [ ] Rule 13d-1(c)
                                     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 9 Pages

                                                              Page 2 of 11 Pages


1          Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    SARANAC CAPITAL MANAGEMENT LP

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                 a.  [ ]
                                                 b.  [X]

3          SEC Use Only

4          Citizenship or Place of Organization

                      Delaware

                                        5          Sole Voting Power
       Number of
         Shares                                            1,444,299
      Beneficially
        Owned By                        6          Shared Voting Power
          Each
       Reporting                                           0
         Person
          With                          7          Sole Dispositive Power

                                                           1,444,299

                                        8          Shared Dispositive Power

                                                           0

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                               1,444,299

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                               [   ]

11         Percent of Class Represented By Amount in Row (9)

                               6.83%

12         Type of Reporting Person (See Instructions)

                               PN; IA

                                                              Page 3 of 11 Pages


1          Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    SARANAC CAPITAL MANAGEMENT GP LLC

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                 a.  [ ]
                                                 b.  [X]

3          SEC Use Only

4          Citizenship or Place of Organization

                      Delaware

                                        5          Sole Voting Power
       Number of
         Shares                                            1,444,299
      Beneficially
        Owned By                        6          Shared Voting Power
          Each
       Reporting                                           0
         Person
          With                          7          Sole Dispositive Power

                                                           1,444,299

                                        8          Shared Dispositive Power

                                                           0

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                               1,444,299

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                               [   ]

11         Percent of Class Represented By Amount in Row (9)

                               6.83%

12         Type of Reporting Person (See Instructions)

                               OO; HC

                                                              Page 4 of 11 Pages


1          Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

                    ROSS MARGOLIES

2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                 a.  [ ]
                                                 b.  [X]

3          SEC Use Only

4          Citizenship or Place of Organization

                UNITED STATES

                                        5          Sole Voting Power
       Number of
         Shares                                            1,464,311
      Beneficially
        Owned By                        6          Shared Voting Power
          Each
       Reporting                                           0
         Person
          With                          7          Sole Dispositive Power

                                                           1,464,311

                                        8          Shared Dispositive Power

                                                           0

9          Aggregate Amount of Beneficially Owned by Each Reporting Person

                               1,464,311

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                               [X]

11         Percent of Class Represented By Amount in Row (9)

                               6.93%

12         Type of Reporting Person (See Instructions)

                               IN; HC

                                                              Page 5 of 11 Pages


Item 1(a)         Name of Issuer:

                  Radvision Ltd. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Saranac Capital Management LP, a Delaware limited partnership ("Saranac Capital"),

                  (ii) Saranac Capital  Management GP LLC, a Delaware  limited liability company ("Saranac Management GP"), and

                  (iii) Ross Margolies ("Mr. Ross Margolies").

                  This statement relates to Shares (as defined herein) held for the accounts of Saranac Capital and for the accounts of Mr. Ross Margolies and members of his immediate family.

                  Saranac Management GP is the general partner of Saranac Capital and, in such capacity may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital. In his capacity as the managing member of Saranac Management GP, Mr. Ross Margolies may be deemed to have investment discretion over, and may be the beneficial owner of securities held for the account of Saranac Capital.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of the Reporting Persons is 31 West 52nd Street, New York, NY 10019.

Item 2(c)         Citizenship:

                  (i)  Saranac Capital is a Delaware limited partnership;

                  (ii) Saranac  Management GP is a Delaware limited  liability company; and

                  (iii) Mr. Ross Margolies is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, par value NIS .1 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  M81869105

                                                              Page 6 of 11 Pages


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) [X] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                  (f)  [  ]  Employee   benefit  plan  or  endowment  fund  in
                       accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g)  [X]  Parent  holding   company  or  control  person  in
                       accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [      ]      Group,       in      accordance      with
                       ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2005, each of Saranac Capital and Saranac Management GP may be deemed to be the beneficial owner of 1,444,299 Shares held for the account of Saranac Capital. Mr. Ross Margolies may be deemed to be the beneficial owner of 1,464,311 Shares, including 1,444,299 Shares held for the account of Saranac Capital and 20,012 Shares held for members of his immediate family.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Saranac Capital and Saranac Management GP may be deemed to be the beneficial owners constitutes approximately 6.83% of the total number of Shares outstanding (based upon 21,131,000 Shares outstanding). The number of Shares which Mr. Ross Margolies may be deemed to beneficially own constitutes approximately 6.93%of the total number of Shares outstanding.

                                                              Page 7 of 11 Pages


Item 4(c)         Number of shares as to which the person has:

Saranac Capital
---------------

(i)      Sole power to vote or to direct the vote:                     1,444,299

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,444,299

(iv)     Shared power to dispose or to direct the disposition of:              0

Saranac Management GP
---------------------

(i)      Sole power to vote or to direct the vote:                     1,444,299

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,444,299

(iv)     Shared power to dispose or to direct the disposition of:              0

Mr. Ross Margolies
------------------

(i)      Sole power to vote or to direct the vote:                     1,464,311

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,464,311

(iv)     Shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of Saranac Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Saranac Capital in accordance with their respective ownership interests in Saranac Capital.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                              Page 8 of 11 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT LP

                                    By:      Saranac Capital Management GP, LLC
                                             Its General Partner

                                             By:      /s/ Ross Margolies
                                                      --------------------------
                                             Name:    Ross Margolies
                                             Title:   Managing Member



Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT GP, LLC

                                    By:      /s/ Ross Margolies
                                             -----------------------------------
                                    Name:    Ross Margolies
                                    Title:   Managing Member



Date:  February  13, 2006           ROSS MARGOLIES

                                    /s/ Ross Margolies
                                    --------------------------------------------

                                                             Page 10 of 11 Pages

                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A.      Joint Filing Agreement, dated as of February 13, 2006, by and
        among the Reporting Persons..................................         11

                                                             Page 11 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Ordinary Shares, par value NIS .1 per share, of Radvision Ltd., dated as of February 13, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT LP

                                    By:      Saranac Capital Management GP, LLC
                                             Its General Partner

                                             By:      /s/ Ross Margolies
                                                      --------------------------
                                             Name:    Ross Margolies
                                             Title:   Managing Member



Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT GP, LLC

                                    By:      /s/ Ross Margolies
                                             -----------------------------------
                                    Name:    Ross Margolies
                                    Title:   Managing Member



Date:  February  13, 2006           ROSS MARGOLIES

                                    /s/ Ross Margolies
                                    --------------------------------------------